

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 19, 2009

Mr. Handong Cheng
Chief Executive Officer
Chinanet Online Holdings, Inc.
No.3 Min Zhuang Road, Building 6
Yu Quan Hui Gu Tuspark, Haidian District
Beijing, PRC 100195

**Re: Chinanet Online Holdings, Inc.**
**Amendment No. 1 to Form S-1**
**Filed November 12, 2009**
**File No. 333-162038**

Dear Mr. Cheng:

We have reviewed the above filing and your response letter dated November 12, 2009.  We have limited our review of your filing to those items addressed in our comments.  Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated October 19, 2009. We have considered your response and are unable to concur with your conclusion. We note your statement that only six selling stockholders are registered broker-dealers or affiliates of broker-dealers.  However, we also note the disclosure on page 71 which indicates that 15 of the selling stockholders are registered broker-dealers or affiliates of broker dealers.  Please explain this discrepancy.  We further note that five of your selling stockholders are selling more than 10% of the outstanding shares held by non-affiliates, and that the shares you are registering represent 167.2% of your public float.

As a result, it appears that this registration statement is an indirect primary offering where the company is attempting to distribute a significant number of shares into the market through affiliated parties.  If you disagree, please provide us with additional legal analysis as to why the sale of shares by selling shareholders should be regarded as a secondary offering, which is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i), rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer.

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As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Paul Fischer, Attorney-Advisor at (202) 551-3415 with any other questions.

Sincerely,

/s Paul Fischer for

Larry Spirgel
Assistant Director

Cc:   Mitchell S. Nussbaum, Esq.
        Via facsimile to (212) 407-4990